Exhibit 99.1

Caledonia Mining Corporation Plc
(TSX: CAL, OTCQX: CALVF, AIM: CMCL)
Results for the First Quarter of 2016
12 May 2016: Caledonia Mining Corporation Plc ("Caledonia" or the "Company") announces its operating and financial results for the first quarter of 2016 ("Q1" or the "Quarter").  Following the implementation of indigenisation in September 2012, Caledonia owns 49% of the Blanket Mine in Zimbabwe.  Caledonia continues to consolidate Blanket: the operational and the financial information set out below is on a consolidated basis and production information is expressed on a 100% basis.  Financial information is expressed in thousands of US dollars unless otherwise indicated.

Operating and Financial Review
	Q1 2015	Q1 2016	Comment
Gold produced (oz)	9,960	10,822	8.7% increase in production due to higher ore production following the completion of the Tramming Loop in 2015and improved recovery, offset by a slightly lower grade.
On-mine cost ($/oz)[1]	716	689	3.8% decrease as fixed costs are spread across higher production and sales ounces
All-in Sustaining Cost ($/oz) ("AISC")	985	950	3.6% decrease as fixed costs are spread across higher production and sales ounces
Average realised gold price ($/oz)	1,198	1,166	Lower realised gold price reflects the prevailing gold price in the Quarter
Gross profit [2]	3,748	3,888	3.7% increase due to increased production and sales and a lower average cost per ounce, offset by the lower realised gold price
Net profit attributable to shareholders	1,256	543	Net profit is after a deferred tax charge of $909,000 at Blanket, which reflects the continued high level of capital investment
Adjusted basic earnings per share ("EPS")[3] (cents)	2.6	2.7	Adjusted EPS excludes non-cash items such as deferred taxation
Net cash and cash equivalents	20,640	8,841	Net cash at March 31, 2016 includes an overdraft of $4,673,000 held by Blanket in Zimbabwe. Lower net cash reflects the continued investment at Blanket in terms of the Revised Investment Plan.
Cash from operating activities	1,333	1,749	31% increase in cash from operating activities due to increased sales volumes, lower unit costs of production and lower tax payments

1 Non-IFRS measures such as "On-Mine Cost per ounce", "AISC" and "average realised gold price" are used throughout this document.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.
2 Gross profit is after deducting royalties, production costs and depreciation but before administrative expenses.
3 Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance.  Refer to Section 10 of this MD&A for a discussion of non-IFRS measures.

Commenting on the results for the Quarter, Steve Curtis, Caledonia's President and Chief Executive officer said:
"The financial and operating results for the first Quarter of 2016 were better than expected.  Production, as previously reported, was marginally better than target; on-mine operating costs and AISC were lower than in the comparable quarter and reflect continued strict cost control and lower sustaining capital expenditure.
 "As expected, Caledonia's net consolidated cash was lower than at the end of December 2015 due to the continued suspension of dividends from Blanket as a result of investments at Blanket Mine and the continuation of Caledonia's dividend.  Net cash at March 31 2016 was better than expected due to the combined effects of slightly better than expected production, good cost control and the higher gold price.
"Progress on implementing the Revised Investment Plan at Blanket remains on track. Towards the end of the quarter, production commenced as planned from the No. 6 Winze and from an additional development which provides access to ore below the 750 meter level.  These developments have substantially improved operational flexibility and are expected to be the main reason for the projected increase in production from 42,800 ounces in 2015, to approximately 50,000 ounces in 2016.
"The projected increase in production in 2016 is expected to result in improved cash generation due to higher sales volumes and lower costs per ounce of gold as fixed costs are spread over more gold ounces produced.  Capital investment is expected to moderate somewhat over the remainder of 2016 as work at the Central Shaft moves into the main sinking phase. The higher gold price, if sustained, will further enhance cash generation.  I therefore expect that Caledonia's treasury will begin to improve in the second half of 2016 when Blanket resumes dividend payments, which will also result in the resumption of the repayment of the facilitation loans from Blanket's indigenous Zimbabwean shareholders.
"A huge amount has been achieved at the Central Shaft since work commenced in late 2014; in the first quarter of 2016 the main sinking headgear was assembled; the winders have been commissioned and sinking is expected to re-commence within a few days.  Completion of the Central Shaft remains on track for mid-2018 and will re-establish  Blanket's position as a low cost operation with excellent prospects to extend the existing mine life.
"I expect 2016 to be a transformational year for Caledonia and Blanket and I look forward to providing further updates to the market as the year progresses."

Hedging
In February 2016, the Company entered into a hedge in respect of 15,000 ounces of gold over a period of 6 months.  The hedge protects the Company if the gold price falls below $1,050 per ounce but gives Caledonia full participation if the price of gold exceeds $1,079 per ounce. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment.
The derivative financial liability is measured at fair value and resulted in a one-time expense of $435,000 which is included in profit or loss. Of the $435,000 expense recognised, $145,000 was realised as at 31 March 2016. The Company has the intention to settle the cost of the hedge with the $435,000 margin call deposited with the hedge counter-party. The maximum cost of the hedge to Caledonia is $435,000, being 15,000 ounces at $29 per ounce.  Blanket continues to sell all of its gold production to Fidelity Printers and Refiners Ltd ("Fidelity"), as required by Zimbabwean legislation, and receives the spot price of gold less an early settlement discount of 1.25%.

Re-domicile from Canada to Jersey, Channel Islands
On 18 February 2016, a Special Meeting of Caledonia's shareholders voted to approve the continuance (the "Continuance") of the Company from Canada to Jersey, Channel Islands.  Caledonia's Board of Directors subsequently resolved to proceed with the proposed Continuance which became effective on 19 March 2016, whereupon the Company also adopted new charter documents and changed its name to Caledonia Mining Corporation plc.  Following the Continuance, Caledonia is domiciled in Jersey, Channel Islands, for legal and tax purposes; Caledonia's shares (or depository interests) continue to be listed and traded on the Toronto Stock Exchange and on AIM, and they continue to be traded on the OTCQX in the USA.
LTIP Award
Pursuant to the approval of the Omnibus Equity Incentive Plan (the "Plan") by Shareholders at the annual shareholder meeting on 14 May 2015, the Company made Long Term Incentive Plan ("LTIP") awards to certain executives in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") in the Quarter which resulted in a charge of $90,000.  The LTIP awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of shareholders.  80% of the award value for each participant is made up of PSUs.  The final number of PSUs which vest on maturity will be adjusted to reflect the actual performance of the Company in terms of three criteria: progress on the sinking of the Central Shaft; gold production and production costs.  The number of RSU's (which make up 20% of the total award for each participant) that vest will not change according to performance.
Strategy and Outlook
Caledonia's strategic focus continues to be the implementation of the Revised Investment Plan at Blanket, which was announced in November 2014, and is expected to extend the life of mine by providing access to deeper levels for production and further exploration. Caledonia's board and management believe the successful implementation of the Revised Investment Plan is in the best interests of all stakeholders because it is expected to result in increased production, reduced operating costs and greater flexibility to undertake further exploration and development, thereby safeguarding and enhancing Blanket's long term future.
For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +27 11 447 2499 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Nick Prowting Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.
Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Condensed Unaudited Consolidated Statement of Profit or Loss and Other Comprehensive Income ($'000's)
	3 months ended March 31
	2016	2015

Revenue	13,423	12,916
Royalty	(672)	(647)
Production costs	(8,042)	(7,683)
Depreciation	(821)	(838)
Gross profit	3,888	3,748
Other income	56	8
Administrative expenses	(1,437)	(1,630)
Foreign exchange gain	28	505
Cash settled share based payment	(90)	-
Margin call on gold hedge	(435)	-
Operating profit	2,010	2,631
Net finance cost	(36)	(36)
Profit before tax	1,974	2,595
Tax expense	(1,126)	(968)
Profit for the period	848	1,627

Other comprehensive income/(loss)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	104	(330)
Total comprehensive income for the period	952	1,297

Profit attributable to:
Shareholders of the Company	543	1,256
Non-controlling interests	305	371
Profit for the period	848	1,627

Total comprehensive income attributable to:
Shareholders of the Company	647	926
Non-controlling interests	305	371
Total comprehensive income for the period	952	1,297

Earnings per share (cents)
Basic	1.0	2.3
Diluted	1.0	2.3
Adjusted earnings per share (cents) (i)
Basic	2.7	2.6
(i)	Adjusted EPS is a non-IFRS measure which aims to reflect Caledonia's ordinary trading performance. Refer to Section 10 of the MD&A for a discussion of non-IFRS measures

Condensed Consolidated Statement of Cash Flows (unaudited) ($'000's)
	3 months ended March 31
	2016	2015
Cash flows from operating activities
Cash generated from operations	1,933	1,778
Net interest paid	(36)	(25)
Tax paid	(148)	(420)
Net cash from operating activities	1,749	1,333

Cash flows from investing activities
Acquisition of Property, plant and equipment	(3,304)	(3,111)
Proceeds from property, plant and equipment	56	-
Net cash used in investing activities	(3,248)	(3,111)

Cash flows from financing activities
Dividends paid	(598)	(664)
Share issues	58	-
Net cash used in financing activities	(540)	(664)

Net decrease in cash and cash equivalents	(2,039)	(2,442)
Cash and cash equivalents at beginning of the period	10,880	23,082
Cash and cash equivalents at end of the period (net of overdraft)	8,841	20,640

Consolidated Statements of Financial Position
($'000's)	As at	March 31
		2016	2015
Total non-current assets		51,762	49,276
Inventories		6,921	6,091
Prepayments		433	667
Income tax receivable		397	397
Trade and other receivables		4,568	3,839
Cash and cash equivalents		13,514	12,568
Total assets		77,595	72,838
Total non-current liabilities		15,090	14,080
Trade and other payables		6,930	6,656
Income taxes payable		129	53
Bank overdraft		4,673	1,688
Total liabilities		26,822	22,477
Total equity		50,773	50,361
Total equity and liabilities		77,595	72,838